FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






HSBC SELLS AUSTRALIAN ONLINE STOCKBROKING BUSINESS TO E*TRADE

HSBC has entered into an agreement to sell its Australian online stockbroking business, HSBC Stockbroking (Australia) Pty Limited, to ETRADE Australia Limited (ASX: ETR, www.etrade.com.au) for a consideration of approximately A$51 million (approximately US$38.5 million).

HSBC Stockbroking is a non-advisory, online trading and settlement services business, covering equities, warrants and options, and also provides online managed funds and international share trading in 14 overseas markets.

E*TRADE, the second largest online broker in Australia, provides an award winning online trading service to retail investors including equities, options and CFDs (contracts for difference). The company also provides trade execution and settlement services to intermediary and institutional clients.

Stuart Davis, Chief Executive Officer of HSBC Bank in Australia, said:
"We recently conducted a strategic review of our Australian stockbroking business. We firmly believe that the online broking industry will continue to consolidate and that the investment in technology required to remain competitive is likely to increase significantly.

"While we have steadily increased our customer base over time, E*TRADE's interest in acquiring the business and entering into an ongoing strategic alliance presented us with an attractive offer. Their level of commitment ensures our 40,000 customers will continue to have access to a first class broking service.

"Our strategy for growth in Australia places a strong emphasis on making full use of the HSBC Group's strengths and participating in market opportunities where we have a strong comparative advantage. For our retail banking customers, this includes our new consumer finance initiative and, for our corporate customers, initiatives in areas such as project finance, trade finance, debt capital markets and payments and cash management."

Notes to editors:
1. HSBC Holdings plc
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 125 million customers worldwide from more than 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Further information can be found at www.hsbc.com

2. HSBC in Australia
In Australia, the HSBC Group offers an extensive range of financial services through a network of 35 branches and offices. These services include personal and commercial financial services, trade finance, treasury and financial markets, financial planning and securities custody. Principal HSBC Group members operating in Australia include HSBC Bank Australia Limited, HSBC Precious
Metals (Australia) Limited and HSBC Bank plc.

Further information can be found at www.hsbc.com.au

3. E*TRADE
E*TRADE Australia offers independent investors the convenience and control of automated securities order placement, along with a suite of value-added products and services that can be personalised, including portfolio tracking, charting and quote applications, real-time company announcements, news and other information services. E*TRADE Australia does not provide investment advice to online retail customers.

Further information can be found at www.etrade.com.au




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  5 June, 2006